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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

                   Amended and Restated as of December 6, 2002

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [ ] Liquidation

     [x] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

     [ ] Election of status as a Business  Development  Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: First SAFECO Separate Account S.

3.   Securities and Exchange Commission File No.: 811-07949

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ] Initial Application [x] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  First SAFECO National Life Insurance Company of New York 375 Woodcliff Dr., 2nd Floor
                  Fairport, NY 14450
                  Phone: (716) 389-0400

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  William E. Crawford
                  SAFECO Life Insurance Company
                  5069 154th PL NE
                  Redmond, WA  98052
                  Phone:  (425) 376-5328
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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  First SAFECO National Life Insurance Company of New York 5069 154th PL NE
                  Redmond, Washington 98052-5114
                  Phone: (425) 376-8000

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

                  [ ] Management company;

                  [x] Unit investment trust; or

                  [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                  [ ] Open-end      [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  New York Insurance Law Article 4240

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Not applicable.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  SAFECO Securities, Inc.
                  4854 154th PL NE
                  Redmond, Washington 98052

13.  If the fund is a unit investment trust ("UIT") provide:

                  (a) Depositor's name(s) and address(es):

                  First SAFECO National Life Insurance Company of New York 5069 154th PL NE
                  Redmond, Washington  98052
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                  (b) Trustee's name(s) and address(es):

                  Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [] Yes   [x] No

     If Yes, for each UIT state:

         Name(s):
         File No.:
         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [] Yes   [x] No

     If Yes, state the date on which the board vote took place:

     If No, explain: Not applicable. The investment company does not have a Board of Directors or Trustees.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [] Yes  [x] No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain: Not applicable. The annuity contract owners do not have voting rights in the unit investment trust separate account.

V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

                  [] Yes  [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [x] Yes  [ ] No
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     If Yes, describe the nature and extent of those activities:

     The First SAFECO Separate Account S (the "Separate Account") will continue to be operated as a unit investment trust. The Separate Account is the funding vehicle for two variable annuity contracts, New York Spinnaker (Securities Act of 1933 File Number: 333-17095) and New York Spinnaker Plus (Securities Act of 1933 File Number: 333-06448). The Separate Account is not required to be registered under the Investment Company Act of 1940 (the "1940 Act") pursuant to the exclusion from the definition of "investment company" provided in Section 3(c)(1) of the 1940 Act because the Separate Account is not making and does not presently propose to make a public offering of its interests and it has fewer than 100 beneficial owners.

     The Separate Account filed its initial registration statement November 29, 1996, and the first deposit was made into the Separate Account on October 2, 1997. The last Separate Account variable annuity contract was sold on May 11, 1998, and thereafter sales were discontinued. Following the discontinuation of sales, post-effective amendments to the Separate Account's registration statements were no longer filed in reliance on the Great-West Life and Annuity Insurance Company no-action letter (pub. avail. October 23, 1990). During the entire sales period of the Separate Account, a total of thirty-three variable annuity contracts were sold. As of November 30, 2002, only twenty-four of those contracts were still in force and the Separate Account had total assets of $410,868.66. Additional purchase payments have been made on only two of the twenty-four contracts year-to-date through November 30, 2002.

     Pursuant to its contractual obligation to the contract owners, First SAFECO National Life Insurance Company of New York will continue to operate the Separate Account as a unit investment trust as long as there are contracts outstanding, and will fulfill all of its contractual obligations to contract owners, and if necessary, to their beneficiaries. In addition, First SAFECO National Life Insurance Company of New York has waived its right under the contracts to collect any remaining contingent deferred sales charges remaining on the existing contracts attributable to the Separate Account.


     The Separate Account qualifies for exclusion from the definition of "investment company" under Section 3(c)(1) of the 1940 Act. The Separate Account is not making and does not presently propose to make a public offering of its interests and does not have outstanding securities beneficially owned by more than 100 persons. While the contracts issued by the Separate Account allow contract holders to make additional purchase payments, the Separate Account's sponsor does not and will not solicit additional purchase payments and currently retains the right to reject any purchase payment. Furthermore, the sponsor believes it would be inappropriate to conclude that any such future purchase payments, if accepted under existing contracts, constitute the making of a public offering in this context. Only the twenty-four known individuals, as contract owners, may make such additional purchase payments. No additional contracts are being offered or will be offered by the Separate Account. While the contracts previously issued by the Separate Account include a provision allowing the sponsor to refuse any purchase payment, it should not be necessary to invoke this provision simply to avoid the conclusion that there is currently an ongoing public offering. Any future purchase payments would be allowed only by operation of an already existing annuity contract owned by a known individual. While a continuing purchase payment may be a "sale" under Section 5 of the Securities and Exchange Act of 1933, it should not be a "public offering" under the meaning of 3(c)(1) of the Investment Company Act of 1940. Therefore, the Separate Account is not required to be registered under the 1940 Act.

         The Commission has granted the action requested herein under similar circumstances. See NO-ACT, AETNA VARIABLE ANNUITY LIFE INSURANCE COMPANY, (JULY 17, 1974).

         This application is filed on Form N-8F pursuant to Instruction 1(c) to that Form, which specifically references entities relying on the Section 3(c)(1) exclusion from the definition of "investment company." See IN THE MATTER OF PENFIELD PARTNERS L.P., File No. 811-8604. (Release No. IC - 24913, March 21,
2001).

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First SAFECO Separate Account S, (ii) he or she is the Vice President/Director of First SAFECO National Life Insurance Company of New York, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.
                                        First SAFECO Separate Account S

                                        By:  First SAFECO National Life
                                        Insurance Company of New York

                                        /s/ Scott L. Bartholomaus
                                        ---------------------------
                                        Scott L. Bartholomaus



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STATE OF Washington  )
                     ) ss:
County of King       )



Subscribed and sworn to before me a Vice President/Director this 6th day of December, 2002


[OFFICIAL SEAL]










My commission expires February 14, 2005





                                                     /s/ Ann Ernst
                                                     ------------------
                                                     Ann Ernst, Notary